UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ICZOOM Group Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.16 per share
(Title of Class of Securities)

G4760B100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4760B100

(1)	Names of reporting persons
Express Wide Limited

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
British Virgin Islands

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
556,250(1)

(6) Shared voting power
0

(7) Sole dispositive power
556,250(1)

(8) Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
556,250(1)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
8.5%(2)

(12)	Type of reporting person (see instructions)
CO

(1)	Represents 556,250 Class A ordinary shares, par value $0.16 per share (the “Class A Ordinary Shares”) of ICZOOM Group Inc. (the “Issuer”) directly held by Express Wide Limited, a British Virgin Islands company (“Express Wide”). Express Wide is owned by two individuals, Yaqin Shi (holding 60% equity interest) and Wen Shi (holding 40% equity interest). Wen Shi is Yaqin Shi’s daughter not in the same household. According to the governing documents of Express Wide, the board of directors of Express Wide, among others, manages the business and affairs of Express Wide, and a voting or dispositive decision requires the approval of a majority of the directors. Yaqin Shi and Wen Shi are the only two directors of Express Wide, so neither of them is deemed a beneficial owner of Express Wide’s securities. Therefore, no director of Express Wide exercises voting or dispositive control over any of the securities held by Express Wide, even those in which he or she directly holds a pecuniary interest. Accordingly, neither of them will be deemed to have or share beneficial ownership of such shares.

(2)	Based a total of 6,540,658 Class A Ordinary Shares issued and outstanding as of the date hereof.

ITEM 1(A) NAME OF ISSUER:

ICZOOM Group Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

ITEM 2 (A) NAME OF PERSON FILING:

Express Wide Limited

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, VG1110

ITEM 2 (C) CITIZENSHIP:

British Virgin Islands

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value $0.16 per share

ITEM 2 (E) CUSIP NO.:

G4760B100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

556,250 Class A Ordinary Shares directly held by Express Wide.

(b) Percent of class:

8.5%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

556,250

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

556,250

(iv)	Shared power to dispose or to direct the disposition of

0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

Express Wide Limited

Signature:	/s/ Yaqin Shi
Name:	Yaqin Shi
Title:	Director

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